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                           August 16, 2021

       Ojan Mobedshahi
       Principal Financial Officer
       East Bay Permanent Real Estate Cooperative
       1428 Franklin St.
       Oakland, California 94612

                                                        Re: East Bay Permanent
Real Estate Cooperative
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed August 10,
2021
                                                            File No. 024-11277

       Dear Mr. Mobedshahi:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction